MINING VENTURE AGREEMENT
(creating the West Ridge Joint Venture)

made as of September 23, 1999, and
effective as of September 23, 1999
(see Sections 2.06 and 3.05)

between

FAIRBANKS GOLD MINING, INC.

and

TERYL, INC.

TABLE OF CONTENTS

Page No.

ARTICLE 1:	DEFINITIONS

Accounting Procedure
Affiliate
Agreement
Area of Interest
Assets
Budget
Capital Account
Development
Exploration
FGMI
GIL Joint Venture Agreement
GIL Venture
Initial Contribution
Joint Account
Management Committee
Manager
Mining
Net Proceeds
Operations
Participant and Participants
Participating Interest
Prime Rate
Products
Program
Properties
Qualifying Expenses
TERYL
Transfer
Venture

ARTICLE 2:	REPRESENTATIONS AND WARRANTIES; COVENANTS

2.01	Capacity of Participants
2.02	Representations and Warranties
2.03	Disclosures
2.04	Record Title
2.05	Covenants (Loss of Title, Etc.)
2.06	Agreement respecting status of GIL Venture

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ARTICLE 3:	NAME, PURPOSES, AND TERM

3.01	General
3.02	Name
3.03	Purposes
3.04	Limitation
3.05	Effective Date and Term

ARTICLE 4:	RELATIONSHIP OF THE PARTICIPANTS

4.01	No Partnership
4.02	Federal Tax Elections and Allocations
4.03	State Income Tax
4.04	Tax Returns
4.05	Other Business Opportunities
4.06	Waiver of Right To Partition
4.07	Transfer or Termination of Rights To Properties
4.08	Implied Covenants

ARTICLE 5:	CONTRIBUTIONS BY PARTICIPANTS

5.01	Initial Contributions of Participants
5.02	Failure of FGMI To Make Initial Contribution
5.03	Additional Cash Contributions
5.04	Special Right of TERYL To Withdraw

ARTICLE 6:	INTERESTS OF PARTICIPANTS

6.01	Initial Participating Interests
6.02	Changes in Participating Interests
6.03	Voluntary Reduction in Participation
6.04	Default in Making Contributions
6.05	Elimination of Minority Interest
6.06	Continuing Liabilities Upon Adjustments of Participating Interests

ARTICLE 7:	MANAGEMENT COMMITTEE

7.01	Organization and Composition
7.02	Decisions
7.03	Meetings
7.04	Action Without Meeting
7.05	Matters Requiring Approval

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ARTICLE 8:	MANAGER

8.01	Appointment
8.02	Powers and Duties of Manager
8.03	Standard of Care
8.04	Resignation; Deemed Offer To Resign
8.05	Payments To Manager
8.06	Transactions With Affiliates
8.07	Activities During Deadlock

ARTICLE 9:	PROGRAMS

9.01	Operations Pursuant To Programs and Budgets
9.02	Operations While FGMI Is Making Its Initial Contribution
9.03	Presentation of Programs and Budgets
9.04	Review and Approval of Proposed Programs and Budgets
9.05	Election To Participate
9.06	Deadlock on Proposed Programs and Budgets
9.07	Budget Overruns; Program Changes
9.08	Emergency or Unexpected Expenditures

ARTICLE 10:	ACCOUNTS AND SETTLEMENTS

10.01	Monthly Statements
10.02	Cash Calls
10.03	Failure To Meet Cash Calls
10.04	Audits

ARTICLE 11:	DISPOSITION OF PRODUCTION

11.01	Taking In Kind
11.02	Failure of Participant To Take In Kind

ARTICLE 12:	WITHDRAWAL AND TERMINATION

12.01	Termination by Expiration or Agreement
12.02	Termination by Deadlock
12.03	Withdrawal
12.04	Continuing Obligations
12.05	Disposition of Assets on Termination
12.06	Non-Compete Covenants
12.07	Right To Data After Termination
12.08	Continuing Authority

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ARTICLE 13:	ACQUISITIONS WITHIN AREA OF INTEREST

13.01	General
13.02	Notice To Nonacquiring Participant
13.03	Option Exercised
13.04	Option Not Exercised

ARTICLE 14:	ABANDONMENT AND SURRENDER OF PROPERTIES

14.01	Surrender or Abandonment of Property
14.02	Reacquisition

ARTICLE 15:	TRANSFER OF INTEREST

15.01	General
15.02	Limitations on Free Transferability
15.03	Preemptive Right
15.04	Exceptions To Preemptive Right

ARTICLE 16:	DISPUTES

ARTICLE 17:	CONFIDENTIALITY

17.01	General
17.02	Exceptions
17.03	Duration of Confidentiality

ARTICLE 18:	GENERAL PROVISIONS

18.01	Notices
18.02	U.S. Currency
18.03	Waiver
18.04	Force Majeure
18.05	Governing Law
18.06	Rule Against Perpetuities
18.07	Further Assurances
18.08	Survival of Terms and Conditions
18.09	Entire Agreement; Modification; Successors and Assigns
18.10	Memorandum

EXHIBITS

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EXHIBIT A:	PART 1: Properties and Title Exceptions
PART 2: Area of Interest

EXHIBIT B:	Accounting Procedure
EXHIBIT C:	Tax Matters
EXHIBIT D:	Calculation and Payment of Net Smelter Returns
EXHIBIT E:	Insurance
EXHIBIT F:	Agreement respecting GIL Venture
EXHIBIT G:	Memorandum Mining Venture Agreement
EXHIBIT H:	Conveyance of Royalty

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MINING VENTURE AGREEMENT

THIS AGREEMENT is made as of the 23rd day of September, 1999, by and between FAIRBANKS GOLD MINING, INC.("FGMI"), a Delaware corporation the address of which is #1 Fort Knox Road, P.O. Box 73726, Fairbanks, Alaska 99707-3726, and TERYL, INC. ("TERYL"), a Delaware corporation the address of which is Suite 185, 10751 Shellbridge Way, Richmond, B.C. V6X 2W8.

RECITALS

     A. TERYL owns certain Properties situated in the Fairbanks Recording District, State of Alaska, which Properties are described in Exhibit A.

     B. FGMI wishes to participate with TERYL in the exploration, evaluation, and mining of mineral resources within the Properties or any other properties acquired and held by the parties subject to this Agreement, and TERYL is willing to grant such rights to FGMI.

     NOW, THEREFORE, in consideration of the covenants and agreements contained herein, TERYL and FGMI agree as follows:

ARTICLE 1

DEFINITIONS

     "Accounting Procedure" means the procedures set forth in Exhibit B.

     "Affiliate" means any person, partnership, joint venture, limited liability company, corporation, or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Participant. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust, or otherwise.

     "Agreement" means this Mining Venture Agreement, including all amendments and modifications thereof, and all exhibits and schedules, which are incorporated herein by this reference.

     "Area of Interest" means the area described in Part 2 of Exhibit A.

     "Assets" means the Properties, Products, and all other real and personal property, tangible and intangible, held for the benefit of the Participants hereunder.

     "Budget" means a detailed estimate of all costs to be incurred by the Participants with respect to a Program and a schedule of cash advances to be made by the Participants.

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     "Capital Account" means the separate capital account established and maintained for each Participant by the Manager in accordance with Section 8.02(n) and Exhibit C.

     "Development" means all preparation for the removal and recovery of Products, including the construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing, or other benefaction of Products.

     "Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality, or commercial value of deposits of Products.

     "FGMI" means Fairbanks Gold Mining, Inc., a Delaware corporation.

     "GIL Joint Venture Agreement" means that certain Mining Venture Agreement dated May 31, 1991, by and between the former Fort Knox Venture and TERYL, a memorandum of which was recorded on July 12, 1991, at Book 708, Page 765, Fairbanks Recording District.

     "GIL Venture" means the entity created by the GIL Joint Venture Agreement.

     "Initial Contribution" means that contribution each Participant has made or is entitled to make pursuant to Section 5.01.

     "Joint Account" means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

     "Management Committee" means the committee established under Article 7.

     "Manager" means the person or entity appointed under Article 8 to manage Operations, or any successor Manager.

     "Mining" means the mining, extracting, producing, handling, milling, or other processing of Products.

     "Net Smelter Returns" means certain amounts calculated as provided in Exhibit D, a portion of which may be payable to a Participant under Section 6.05.

     "Operations" means the activities carried out under this Agreement.

     "Participant" and "Participants" mean the persons or entities that from time to time have Participating Interests.

     "Participating Interest" means the percentage interest representing the operating ownership interest of a Participant in Assets, and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder.

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Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%) . Decimals of .005 or more shall be rounded up, decimals of less than .005 shall be rounded down. The initial Participating Interests of the Participants are set forth in Section 6.01.

     "Prime Rate" means the interest rate charged by the Chase Manhattan Bank, N.A., as the annual interest rate on 90-day loans to substantial and responsible commercial borrowers, as said rate may change from day to day (which quoted rated may not be the lowest rate at which said bank loans funds).

     "Products" means all ores, minerals, and mineral resources produced from the Properties under this Agreement.

     "Program" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager for a year or any longer period.

     "Properties" means those interests in real property described in Part 1 of Exhibit A and all other interests in real property within the Area of Interest which are acquired and held by the parties subject to this Agreement.

     "Qualifying Expenses" means those costs and expenses properly chargeable to the Joint Account since August 1, 1999.

     "TERYL" means Teryl, Inc., a Delaware corporation.

     "Transfer" means, as the context requires, (a) sell, grant, assign, encumber, pledge, or otherwise commit or dispose of, or (b) a sale, grant, assignment, encumbrance, pledge, or other commitment or disposition.

     "Venture" means the business arrangement of the Participants under this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES; COVENANTS

2.01	Capacity of Participants.

	(a)	FGMI hereby represents and warrants as follows:

(1) It is a corporation duly incorporated and in good standing under the laws of the State of Delaware and is qualified to transact business in the State of Alaska.

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(2) It has the capacity, power, and authority to enter into this Agreement and to perform all acts required to be performed by FGMI pursuant to this Agreement; all actions necessary to permit the execution of this Agreement by FGMI and the performance by FGMI of all acts required to be performed by FGMI pursuant to this Agreement have been taken; and the person executing this Agreement on behalf of FGMI is duly authorized to do so.

(3) By entering into and performing pursuant to this Agreement, FGMI will not breach or otherwise cause a default under any other agreement, document, or instrument to which it is a party.

(b)	TERYL hereby represents and warrants as follows:

(1) It is a corporation incorporated and in good standing under the laws of the State of Delaware and qualified to transact business in the State of Alaska.

(2) It has the capacity, power, and authority to enter into this Agreement and to perform all acts required to be performed by TERYL pursuant to this Agreement; all actions necessary to permit the execution of this Agreement by TERYL and the performance by TERYL of all acts required to be performed by TERYL pursuant to this Agreement have been taken; and the person executing this Agreement on behalf of TERYL is duly authorized to do so.

(3) By entering into and performing pursuant to this Agreement, TERYL will not breach or otherwise cause a default under any other agreement, document, or instrument to which it is a party.

     2.02 Representations and Warranties. TERYL makes the following representations and warranties as of the effective date of this Agreement (see Section 3.05):

(a) With respect to those Properties, if any, that TERYL owns in fee simple, TERYL is in exclusive possession of and owns such Properties free and clear of all defects, liens, and encumbrances except those specifically identified on Part 1 of Exhibit A.

(b) With respect to those Properties in which TERYL holds an interest under leases or other contracts (including but not limited to leases or other contracts with the United States, the State of Alaska, or any other governmental entity): (1) TERYL is in exclusive possession of such

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Properties; (2) TERYL has not received any notice of default of any of the terms or provisions of such contracts; (3) TERYL has the authority under such contracts to perform fully its obligations under this Agreement; (4) to the best of TERYL's knowledge and belief, such contracts are valid and are in good standing; and (5) to the best of TERYL's knowledge and belief, the properties covered thereby are free and clear of all defects, liens, and encumbrances except for those specifically identified on Part 1 of Exhibit A or in such contracts. TERYL has delivered to FGMI all information concerning title to the Properties in TERYL's possession or control, including but not limited to true and correct copies of all leases or other contracts relating to the Properties of which TERYL has knowledge.

(c) With respect to unpatented federal mining claims or mill sites located by TERYL, State of Alaska mining claims, leasehold locations, or prospecting sites located by TERYL, or other similar types of locations made by TERYL that are included within the Properties, except as provided in Part 1 of Exhibit A and subject to the paramount title of the United States or the State of Alaska, as the case may be: (1) all said claims, sites, and locations were properly laid out and monumented; (2) all required location and validation work was properly performed; (3) all required certificates of location and other documents were properly recorded and filed with all appropriate governmental offices and agencies; (4) all assessment and other work required to maintain all said claims, sites, and locations has been performed in a manner consistent with that required of the Manager pursuant to Section 8.02(k) of this Agreement through the assessment year ending September 1, 1999; (5) all affidavits of assessment work and other documents required to be recorded or filed to maintain all said claims, sites, and locations in good standing have been properly and timely recorded and filed with all appropriate governmental offices and agencies; (6) all filing fees, holding fees, maintenance fees, payments in lieu of assessment work, rentals, advance royalties, royalties, and other payments required to be paid to any governmental office or agency to maintain said claims, sites, and locations in good standing have been properly and timely paid to all appropriate governmental offices and agencies; (7) said claims, sites, and locations are free and clear of defects, liens, and encumbrances arising by, through or under TERYL; and (8) TERYL has no knowledge of any conflicting rights, claims, sites, locations, entries, selections, or applications. Nothing in this Section 2.02(c), however, shall be deemed to be a representation or a warranty that any of said claims, sites, or locations contains a discovery of minerals. With respect to said claims, sites, and locations that were not located by TERYL but are included within the Properties, TERYL make the foregoing representations and warranties (with the foregoing exceptions) to the best of its knowledge and belief.

AGREEMENT-Page 10

(d) With respect to the Properties, there are no pending or threatened actions, suits, claims, or proceedings.

(e) It has no evidence of the existence on the Properties of any environmental contamination or pollution of any sort whatsoever.

The representations and warranties set forth above shall survive the execution and delivery of any documents of Transfer provided under this Agreement.

     2.03 Disclosures. Each of the Participants represents and warrants that it is aware of no material facts or circumstances which have not been disclosed in this Agreement that should be disclosed to the other Participant in order to prevent the representations in this Article 2 from being materially misleading.

     2.04 Record Title. Title to the Assets shall be held in the name of the Manager, as nominee for the Participants, as tenants in common.

     2.05 Covenants (Loss of Title, Etc.).

(a) Loss of Title. Any failure or loss of title to the Assets, and all costs of defending title, shall be charged to the Joint Account, except that all costs and losses arising out of or resulting from breach of the representations and warranties of TERYL shall be charged to TERYL.

(b) Indemnification for Prior Operations. TERYL shall indemnify, defend, and hold FGMI harmless from and against any and all damages, losses, claims, demands, or liabilities (including but not limited to damages, losses, claims, demands, or liabilities for environmental contamination or pollution) arising out of or resulting in any way from operations of TERYL or any of its lessees, licensees, or other successors or assigns prior to the effective date of this Agreement (see Section 3.05) ..

(c) Protocol Respecting Certain Environmental Contamination or Pollution. Without limiting any party's rights hereunder, if any party hereafter develops or receives credible evidence of the existence or occurrence on the Properties of environmental contamination or pollution that no party in good faith has reason to believe was caused by it, the Manager shall proceed to obtain and provide to all Participants a third-party investigation of the same, the cost of which shall be borne (i) solely by FGMI if it has not completed making its Initial Contribution (with such cost being a Qualifying Expense) or (ii) by each Participant in accordance with its Participating Interest, if FGMI has completed making its Initial Contribution. In the latter case, the obtaining such third-party investigation and the cost thereof shall be treated as approved amendments to the approved Program

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and Budget then in effect.

     2.06 Agreement respecting status of GIL Venture. Upon execution of this Agreement by both of the parties hereto, FGMI and TERYL shall execute, and FGMI shall use its best efforts to cause Melba Creek Mining, Inc. (an Alaska corporation) to execute, an agreement in the form attached hereto as Exhibit F respecting the status of the GIL Venture and the GIL Joint Venture Agreement. This Agreement shall not become effective until an agreement in the form of attached hereto as Exhibit F is executed by FGMI, Melba Creek Mining, Inc., and TERYL.

ARTICLE 3

NAME, PURPOSES, AND TERM

     3.01 General. FGMI and TERYL hereby enter into this Agreement for the purposes stated in this Agreement and agree that all of their rights and all Operations on or in connection with the Properties or the Area of Interest shall be subject to and governed by this Agreement.

     3.02 Name. The name of this Venture shall be the West Ridge Joint Venture. The Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

     3.03 Purposes. This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which the Participants, or either of them, accomplish such purposes:

(a) to conduct Exploration within the Area of Interest,

(b) to acquire additional Properties within the Area of Interest,

(c) to evaluate the possible Development of the Properties,

(d) to engage in Development and Mining Operations on the Properties,

(e) to engage in marketing Products, to the extent permitted by Article 11, and

(f) to perform any other activity necessary, appropriate, or incidental to any of the foregoing.

     3.04 Limitation. Unless the Participants otherwise agree in writing, Operations shall be limited to the purposes described in Section 3.03, and nothing in this Agreement

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shall be construed to enlarge such purposes.

     3.05 Effective Date and Term. The effective date of this Agreement shall be the latter of date first recited above or the date of the agreement referred to in Section 2.06. The term of this Agreement shall be for 20 years from said effective date and for so long thereafter as Products are produced from the Properties, unless this Agreement is earlier terminated as herein provided.

ARTICLE 4

RELATIONSHIP OF THE PARTICIPANTS

     4.01 No Partnership. Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other or, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other or to create any fiduciary relationship between them. It is not the intention of the Participants to create, and this Agreement shall not be interpreted or construed to create, any mining, commercial, or other partnership. Neither Participant shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein. The rights, duties, obligations, and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants in common. Each Participant shall indemnify, defend, and hold harmless the other Participant, its directors, officers, employees, agents, and attorneys from and against any and all losses, claims, damages, or liabilities arising out of any act or any assumption of liability by the indemnifying Participant, or any of its directors, officers, employees, agents, or attorneys, done or undertaken, or apparently done or undertaken, on behalf of the other Participant, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Participants.

     4.02 Federal Tax Elections and Allocations. Without changing the effect of Section 4.01, the Participants agree that their relationship shall constitute a tax partnership within the meaning of Section 761(a) of the United States Internal Revenue Code of 1986, as amended. Tax elections and allocations shall be made as set forth in Exhibit C.

     4.03 State Income Tax. The Participants also agree that, to the extent permissible under applicable law, their relationship shall be treated for state income tax purposes in the same manner as it is for federal income tax purposes.

     4.04 Tax Returns. The Tax Matters Partner, as defined in Exhibit C, shall prepare and shall file, after approval of the Management Committee, any tax returns or other tax

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forms required.

     4.05 Other Business Opportunities. Except as expressly provided in this Agreement, each Participant shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Operations, without consulting the other. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture, or operation of either Participant and, except as otherwise provided in Section 12.06, neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest after the expiration or termination of this Agreement. Unless otherwise agreed in writing, no Participant shall have any obligation to mill, beneficiate, or otherwise treat any Products or any other Participant's share of Products in any facility owned or controlled by such Participant.

     4.06 Waiver of Right To Partition. The Participants hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by statute.

     4.07 Transfer or Termination of Rights To Properties. Except as otherwise provided in this Agreement, neither Participant shall Transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

     4.08 Implied Covenants. No implied covenants are included in this Agreement other than those of good faith and fair dealing.

ARTICLE 5

CONTRIBUTIONS BY PARTICIPANTS

5.01 Initial Contributions of Participants.

     (a) TERYL hereby contributes the Properties to the purposes of this Agreement, and the Participants hereunder hereby assume all rights and obligations of TERYL relating to the Properties. For purposes of this Agreement, the value of the Properties is deemed to be $642,857.

     (b) FGMI shall have the right (but not the obligation, except insofar as is necessary to permit the Manager to maintain the Properties in good standing until FGMI has made its Initial Contribution or withdrawn from this Agreement pursuant to Section 5.02 or otherwise) to contribute the following as its Initial Contribution no later than December 31, 2004:

(1)	To contribute the first $1,500,000 in Qualifying Expenses (which monies shall be used to fund Operations undertaken by FGMI

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pursuant to Section 9.02);

(2)	To pay to the order of TERYL a total of $285,000 as set forth in Section 5.02 below.

If FGMI makes said Initial Contribution in a timely manner as described in Section 5.02 below, the agreed value of said Initial Contribution shall be $1,500,000.

     5.02 Failure of FGMI To Make Initial Contribution. If FGMI fails to contribute the cumulative amount of Qualifying Expenses set forth in the below table on or before the dates set forth below ("cumulative amount of Qualifying Expenses" means the total of all Qualifying Expenses incurred under this Agreement since the effective date of this Agreement), or if FGMI fails to pay to the order of TERYL the amounts set forth in the below table on or before the dates set forth below, then FGMI shall have failed to make its Initial Contribution hereunder and said failure shall be deemed to be a withdrawal of FGMI from this Agreement and the termination of its Participating Interest hereunder.

Completion Date	Cumulative Amount of Qualifying Expenses That
Need To Be Incurred on or before said Completion
Date
Dec. 31, 2000	$100,000
Dec. 31, 2001	$300,000
Dec. 31, 2002	$600,000
Dec. 31, 2003	$1,000,000
Dec. 31, 2004	$1,500,000

Due Date	Amount of Money (Not Cumulative) That Needs To
Be Paid To the Order of TERYL on or before said
Due Date
Upon Execution	$25,000
Dec. 31, 2000	$35,000
Dec. 31, 2001	$50,000
Dec. 31, 2002	$75,000
Dec. 31, 2003	$100,000

In order to prevent any payment described in the table set forth immediately above from accruing and becoming an obligation of FGMI under this Agreement, FGMI must exercise its right to withdraw voluntarily from this Agreement under Section 12.01 on or before the December 1 immediately prior to the due date set forth above for said payment. In order to prevent any requirement to perform assessment work (or to make payment in lieu thereof), to pay maintenance fees or rents, or to record or file proof thereof prior to the completion by FGMI of its Initial Contribution from accruing and becoming an obligation of FGMI under this Agreement, FGMI must exercise its right to withdraw voluntarily from this Agreement under Section 12.01 at least 90 days prior to the date by which such work requirement,

AGREEMENT-Page 15

payment requirement, or recording or filing requirement must be satisfied to maintain the Properties in good standing. Notwithstanding any provision hereof to the contrary, the cost of satisfying all such work requirements, payment requirements, and recording/filing requirements shall count as Qualifying Expenses.

Any such deemed withdrawal of FGMI due to its failure to make its Initial Contribution hereunder shall be effective upon such failure, and FGMI thereupon shall have no further right, title, or interest in the Assets, but such withdrawal shall not relieve FGMI of its responsibility to fund and satisfy its share of liabilities to third persons (whether such liabilities accrue before or after such withdrawal) arising out of Operations conducted prior to FGMI's withdrawal. FGMI shall fund and satisfy such liabilities in proportion to its initial Participating Interest set forth in Section 6.01. Except as provided in the preceding two sentences, FGMI's withdrawal shall relieve FGMI from any other obligation to contribute Qualifying Expenses or to make payments hereunder.

     5.03 Additional Cash Contributions. Until such time as FGMI has contributed the full amount of its Initial Contribution, TERYL shall not be obligated to contribute any funds to adopted Programs. At such time as FGMI has contributed the full amount of its Initial Contribution, the Participants, subject to any election permitted by Section 5.04 or Section 6.03, shall be obligated to contribute funds to adopted Programs in proportion to their respective Participating Interests.

     5.04 Special Right of TERYL To Withdraw. At such time as FGMI has contributed the full amount of its Initial Contribution, FGMI shall deliver a written notice to TERYL notifying TERYL of the same. TERYL shall have 30 days after the date of said notice in which to elect (by delivering a written notice to that effect to FGMI) to withdraw in its entirety from this Agreement and to relinquish its Participating Interest hereunder. If TERYL fails to deliver such notice in a timely manner, such failure shall be deemed to be an election by TERYL not to exercise its rights under this Section 5.04. If TERYL timely elects to withdraw pursuant to this Section 5.04 (but not if TERYL withdraws or is deemed to have withdrawn under or pursuant to any other provision of this Agreement), then upon receipt by FGMI of a conveyance in recordable form sufficient to transfer to FGMI all of TERYL's Participating Interest in the Assets and in this Agreement free and clear of royalties, liens, or other encumbrances arising by, through or under TERYL except those exceptions to title described in Part 1 of Exhibit A and those to which both Participants have given their written consent after the date of this Agreement, FGMI shall deliver to TERYL a conveyance in the form of Exhibit H attached hereto to which the following additional provisions have been added:

Advance Royalty. On the date hereof, and then on or before each of the first, second, third, and fourth anniversaries of the date hereof, if any of the Properties as of said anniversary have not been reconveyed to TERYL or abandoned or relinquished by FGMI after notice to TERYL and TERYL's

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failure to elect to receive reconveyance of the same from FGMI, FGMI shall pay to the order of TERYL an advance royalty payment of Two Hundred Thousand Dollars U.S. ($200,000 U.S.). (The maximum amount of advance royalty that may be paid hereunder is thus One Million Dollars U.S. ($1,000,000 U.S.).) All advance royalty paid to TERYL pursuant hereto shall be recoverable by FGMI out of royalty that would otherwise be due and payable to TERYL hereunder.

Maintenance of Properties; Right To Receive Reconveyance. For so long as any advance royalty might be or become payable to TERYL hereunder, (a) FGMI shall maintain the Properties in good standing and (b) before abandoning or relinquishing any of the Properties, FGMI shall provide TERYL with 30 days' prior written notice of its intent to abandon or relinquish any of the Properties. If TERYL timely elects to receive reconveyance of some of all of the Properties described in said notice, FGMI shall quitclaim the same to TERYL. If TERYL fails to elect timely to receive reconveyance from FGMI of some or all of the Properties described in said notice, then FGMI may proceed to abandon or relinquish such of the Properties as TERYL has not elected to have reconveyed to it; the royalty of TERYL hereunder shall continue to burden said Properties until they are abandoned or relinquished.

ARTICLE 6

INTERESTS OF PARTICIPANTS

     6.01 Initial Participating Interests. The Participants shall have the following initial Participating Interests:

Participant	Initial Participating Interest

FGMI	70%
TERYL	30%.

     6.02 Changes in Participating Interests. A Participant's Participating Interest shall be changed as follows:

(a) as provided in Section 5.02; or

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(b) upon an election by a Participant pursuant to Section 6.03 to contribute less to an adopted Program and Budget than the percentage reflected by its Participating Interest; or

(c) in the event of default by a Participant in making its agreed-upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke Section 6.04(b); or

(d) Transfer by a Participant of less than all its Participating Interest in accordance with Article 15; or

(e) acquisition of less than all of the Participating Interest of the other Participant, however arising.

6.03 Voluntary Reduction in Participation.

     (a) Except with respect to that portion, if any, of a Participant's Initial Contribution that it is obligated to make, as to which no election is permitted, a Participant may elect, as provided in Section 9.05, to limit its contributions to an adopted Program and Budget as follows:

(i) to some lesser amount than the percentage reflected by its Participating Interest, or

(ii) not at all.

     (b) A Participant who elects not to participate to the full extent of its Participating Interest shall be a "Diluting Participant" and the Participating Interest of such Participant will be reduced effective as of the date the adopted Program and Budget is commenced (the "Diluting Date"). The other Participant shall be the "Non-Diluting Participant". A Diluting Participant's Participating Interest will be provisionally recalculated effective as of the Diluting Date according to the following formula:

R	=	REA[P]
REA[AP] x 100%

where

R	=	Recalculated Participating Interest of the Diluting Participant

REA[P]	=	The Diluting Participant's recalculated Capital Account (as defined herein and as reflected on the books and records of the Manager) immediately prior

AGREEMENT-Page 18

to the Diluting Date, plus the amount of the contribution, if any, to be made by the Diluting Participant to the newly adopted Program and Budget, plus a reasonable estimate of any other credits to be made to the Diluting Participant's Capital Account during the budgetary period established in the Program and Budget (the "Budgetary Period"), less a reasonable estimate of all distributions, debits, losses or deductions to be made to such account during the Budgetary Period.

REA[AP]	=

The recalculated Capital Account balance for all Participants immediately prior to the Diluting Date, plus the amount of contributions anticipated by the newly adopted Program and Budget, plus a reasonable estimate of any other credits to be made to all Participants' Capital Accounts during the Budgetary Period, less a reasonable estimate of all distributions, debits, losses or deductions to be made to all such accounts during the Budgetary Period.

The Participating Interest of the Non-Diluting Participant shall be increased by the amount of the reduction in the Participating Interest of the Diluting Participant. The recalculations made under this Section 6.03(b) will be provisional and subject to the final adjustments provided for under Section 6.03(c) .

     At the end of each Budgetary Period, a final recalculation of each Participant's Participating Interest shall be made, with the provisional recalculations made under Section 6.03(b) adjusted to reflect actual contributions, credits, distributions, debits, losses or deductions made during that period and the Participants shall repay or be paid any distributions owing or owed based upon such recalculation. A Diluting Participant shall retain all of its rights and all of its obligations (except as provided in Section 6.03(b) above and subject to the provisions of Section 6.04 (respecting elimination of minority interests)), including the right to participate in future Programs and Budgets at its recalculated Participating Interest.

     A Diluting Participant under this Section 6.03 shall have the right to redeem its position and thus avoid dilution if the actual expenditures under the relevant adopted Program and Budget are at least 20% less than as originally set out in the adopted Program and Budget with respect to which the Participant elected to limit its contributions. (If the actual expenditures are more than 80% of the amount originally set out in the adopted Program and Budget, then the reduction is final.) At least 20 days prior to the Management Committee meeting at which the next subsequent Program and Budget is to be considered for adoption, the Manager shall provide to all Participants a complete statement of the actual

AGREEMENT-Page 19

expenditures incurred to date and an estimate of the actual expenditures to be incurred to complete the Program and Budget to which the Diluting Participant elected not to contribute fully. If the Diluting Participant has the right to redeem its position as aforesaid, the Diluting Participant shall inform the Management Committee prior to the said meeting of its wish to do so. A Participant redeeming its Participating Interest shall pay the amount that it would have paid had it participated to the fullest extent possible in the adopted Program and Budget as implemented, plus interest thereon from the date of any expenditure to the date of payment at an annual rate equal to the Prime Rate. Payment shall be made by the redeeming Participant to the other Participant or, if more than one, to the other Participants pro rata in accordance with the amount which each of them contributed to the adopted Program and Budget as implemented, within 30 days of receipt from each other Participant of an invoice for its share.

     6.04 Default in Making Contributions.

     (a) If a Participant defaults in making a contribution or cash call required by an approved Program and Budget, the non-defaulting Participant may advance the defaulted contribution on behalf of the defaulting Participant and treat the same, together with any accrued interest, as a demand loan bearing interest from the date of the advance at the rate provided in Section 10.03. The failure to repay said loan upon demand shall be a default. Each Participant hereby grants to the other a lien upon its interest in the Properties and a security interest in its rights under this Agreement and in its Participating Interest in other Assets, and the proceeds therefrom, to secure any loan made hereunder, including interest thereon, reasonable attorneys fees, and all other reasonable costs and expenses incurred in recovering the loan with interest and in enforcing such lien or security interest, or both. A non-defaulting Participant may elect the applicable remedy under this Section 6.04(a) or under Section 6.04(b) or, to the extent a Participant has a lien or security interest under applicable law, it shall be entitled to its rights and remedies at law and in equity. All such remedies shall be cumulative. The election of one or more remedies shall not waive the election of any other remedies. Each Participant hereby irrevocably appoints the other its attorney-in-fact to execute, file, and record all instruments necessary to perfect or effectuate the provisions hereof.

     (b) The Participants acknowledge that if a Participant defaults in making a contribution or a cash call, or in repaying a loan, as required hereunder, it will be difficult to measure the damages resulting from such default. In the event of such default, as reasonable liquidated damages, the non-defaulting Participant, with respect to any such default not cured within 30 days after notice to the defaulting Participant of such default, may elect, by giving notice to the defaulting Participant, to have the defaulting Participant's Participating Interest permanently reduced by twice the reduction that would have resulted under Section 6.03. Amounts treated as a loan pursuant to Section 6.04(a) and interest thereon shall be included in the calculation of the defaulting Participant's reduced Participating Interest. The non-defaulting Participant's Participating Interest shall, at such time, become the difference between 100% and the further reduced Participating Interest. Such reductions

AGREEMENT-Page 20

shall be effective as of the date of the default.

     6.05 Elimination of Minority Interest. Upon the reduction of its Participating Interest to less than 10%, a Participant shall be deemed to have withdrawn from this Agreement and to have relinquished its entire Participating Interest to the other Participant free of royalties, liens, or other encumbrances arising by, through, or under such relinquishing Participant, other than those existing at the time the Properties were acquired or those to which both Participants have given their written consent. Upon the execution, acknowledgement, and delivery by the relinquishing Participant to the other Participant of a special warranty deed and assignment conveying, assigning, and specially warranting the Participating Interest of the relinquishing Participant in the manner described above, the other Participant shall execute, acknowledge, and deliver to the relinquishing Participant a conveyance of royalty in the form attached hereto as Exhibit H conveying a sliding scale royalty interest to the relinquishing Participant providing for the payment to the relinquishing Participant, within 30 days after the end of each calendar month after the date of said conveyance, either 3% (if the Average Monthly LME Price of Gold as defined in Exhibit H is less than $400 per ounce) or 4% (if the Average Monthly LME Price of Gold as defined in Exhibit H is equal to or greater than $400 per ounce) of the Net Smelter Returns derived during said calendar month from the Properties subject to this Agreement on the date that the relinquishing Participant is deemed to have withdrawn from this Agreement and relinquished its Participating Interest pursuant to this Section 6.05.

     6.06 Continuing Liabilities Upon Adjustments of Participating Interests. Any reduction of a Participant's Participating Interest under this Article 6 shall not relieve such Participant of its share of any liability, whether it accrues before or after such reduction, arising out of Operations conducted prior to such reduction. For purposes of this Article 6, such Participant's share of such liability shall be equal to its Participating Interest at the time such liability was incurred. The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest shall be free of royalties, liens, or other encumbrances arising by, through, or under such other Participant, other than those existing at the time the Properties were acquired or those to which both Participants have given their written consent. An adjustment to a Participating Interest need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant's Participating Interest shall be shown in the books of the Manager. However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence such adjustment in form sufficient for recording in the jurisdiction where the Properties are located.

ARTICLE 7

MANAGEMENT COMMITTEE

AGREEMENT-Page 21

     7.01 Organization and Composition. The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods, and actions under this Agreement. The Management Committee shall consist of one member appointed by FGMI and one member appointed by TERYL. Each Participant may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by notice to the other Participant.

     7.02 Decisions. Each Participant, acting through its appointed member, shall have one vote on the Management Committee. Unless otherwise provided in this Agreement, the vote of the Participant with a Participating Interest over 50% shall determine the decisions of the Management Committee.

     7.03 Meetings. The Management Committee shall hold regular meetings at least annually in Fairbanks, Alaska, or at other mutually agreed places. The Manager shall give 30 days' notice to the Participants of such regular meetings. Additionally, either Participant may call a special meeting upon 30 days' notice to the Manager and the other Participant. In case of emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if at least the member representing the Participant with a Participating Interest over 50% is present. Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered with the consent of all Participants. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within 30 days after the meeting. The minutes, when signed by all Participants, shall be the official record of the decisions made by the Management Committee and shall be binding on the Manager and the Participants. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture cost. All other costs shall be paid by the Participants individually.

     7.04 Action Without Meeting. In lieu of meetings, the Management Committee may hold telephone conferences, so long as all decisions are immediately confirmed in writing by the Participants.

     7.05 Matters Requiring Approval. Except as otherwise delegated to the Manager in Section 8.02, the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.

ARTICLE 8

MANAGER

     8.01 Appointment. The Participants hereby appoint FGMI as the Manager with

AGREEMENT-Page 22

overall management responsibility for Operations. FGMI hereby agrees to serve until it resigns as provided in Section 8.04.

     8.02 Powers and Duties of Manager. Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties which shall be discharged in accordance with adopted Programs and Budgets:

(a) The Manager shall manage, direct, and control Operations.

(b) The manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c) The Manager shall (1) purchase or otherwise acquire all materials, supplies, equipment, water, utilities, and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances, (2) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions, and (3) keep the Assets free and clear of all liens and encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or materialmen's liens which shall be released or discharged in a diligent manner, or liens and encumbrances specifically approved by the Management Committee.

(d) The Manager shall conduct such title examinations and cure such title defects as may be advisable in the reasonable judgment of the Manager.

(e) The Manager shall (1) make or arrange for all payments required by leases, licenses, permits, contracts, and other agreements related to the Assets, (2) pay all taxes, assessments, and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income, and (3) do all other acts reasonably necessary to maintain the Assets. If authorized by the Management Committee, the Manager shall have the right to contest, in the courts or otherwise, the validity or amount of any taxes, assessments, or charges if the Manager deems them to be unlawful, unjust, unequal, or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment, or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the nonpayment of any taxes, assessments, or like charges.

AGREEMENT-Page 23

(f) The Manager shall (1) apply for all necessary permits, licenses, and approvals, (2) comply with applicable federal, state, and local laws and regulations, (3) notify promptly the Management Committee of any allegations of substantial violation thereof, and (4) prepare and file all reports or notices required for Operations. The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager's good faith efforts to comply and the Manager has timely cured or disposed of such violation through performance or payment of fines and penalties.

(g) The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The non-managing Participant shall approve in advance any settlement involving payments, commitments, or obligations in excess of $25,000 in cash or value.

(h) The Manager shall provide insurance for the benefit of the Participants as provided in Exhibit E.

(i) The Manager may dispose of Assets, whether by abandonment, surrender, or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article 14. Notwithstanding the foregoing, without prior authorization from the Management Committee the Manager shall not (1) dispose of Assets in any one transaction having a value in excess of $25,000, (2) enter into any sales contracts or commitments for Products, except as permitted in Section 11.02, (3) begin a liquidation of the Venture, or (4) dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Venture.

(j) The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates, or independent contractors.

(k) The Manager shall perform or cause to be performed during the term of this Agreement all assessment and other work required to maintain in good standing all unpatented federal mining claims and mill sites included within the Properties, all State of Alaska mining claims, leasehold locations, and prospecting sites included within the Properties, and all other similar types of locations included within the Properties. The Manager shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration and development; in addition, the Manager need not maintain continuous actual occupancy of any claims, sites, or locations included within the Properties. The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed

AGREEMENT-Page 24

by the Manager does not constitute the required assessment work or occupancy for the purposes of preserving or maintaining ownership of said claims, sites, or locations, provided that the work done is in accordance with the adopted Program and Budget. The Manager shall timely record and file in proper form with the appropriate governmental offices and agencies all affidavits of assessment work, notices of intent to hold, and other documents required to maintain the Properties in good standing.

(l) The Manager shall timely pay to all appropriate governmental offices and agencies all filing fees, holding fees, maintenance fees, payments in lieu of assessment work, rentals, advance royalties, royalties, and other payments required to be paid to any governmental office or agency to maintain in good standing all unpatented federal mining claims and mill sites included within the Properties, all State of Alaska mining claims, leasehold locations, and prospecting sites included within the Properties, and all other similar types of locations included within the Properties.

(m) If authorized by the Management Committee, the Manager may (1) amend or relocate (as the same or a different type of claim, site, or location), under any applicable present or future law, any unpatented federal lode mining claim, unpatented federal placer mining claim, unpatented federal mill site, state mining claim, state leasehold location, state prospecting site, or other similar type of location included within the Properties, and may abandon any such claims, sites, or locations as may be necessary in connection with any such amendment or relocation, (2) locate under any applicable present or future law any fractions resulting from such amendment or relocation, (3) locate at-risk state mining claims or at-risk state leasehold locations on lands selected by the State of Alaska (regardless of the validity of such selection) that are already covered by unpatented federal lode mining claims, unpatented federal placer mining claims, unpatented federal mill sites, or other similar types of locations, (4) apply under any applicable present or future law for patents, mining leases, or other forms of mineral tenure for any unpatented federal lode mining claims, unpatented federal placer mining claims, unpatented federal mill sites, state mining claims, state leasehold locations, state prospecting sites, or other similar types of locations included within the Properties, (5) abandon any such claims, sites, or locations for the purpose of acquiring from the United States, the State of Alaska, or any Alaska Native corporation rights to the ground covered thereby, and (6) exchange with or convey to the United States, the State of Alaska, or any Alaska Native corporation any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground.

(n) The Manager shall keep and maintain all required accounting and

AGREEMENT-Page 25

financial records pursuant to the Accounting Procedure and in accordance with customary cost accounting practices in the mining industry.

(o) The Manager shall keep the Management Committee advised of all Operations by submitting in writing to the Management Committee (1) monthly progress reports which include statements of expenditures and comparisons of such expenditures to the adopted Budget, (2) periodic summaries of data acquired, (3) copies of reports concerning Operations; (4) a detailed final report within 60 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs, and (5) such other reports as the Management Committee may reasonably request. At all reasonable times the Manager shall provide the Management Committee or the representative of any Participant, upon the request of any member of the Management Committee, access to and the right to inspect and copy the following: maps; drill logs; core tests; reports; surveys; assays; analyses; production reports; operational, technical, accounting, and financial records; and any and all other information acquired in connection with or as a result of Operations. In addition, the Manager shall allow the non-managing Participant, at the latter's sole risk and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the inspecting Participant does not unreasonably interfere with Operations.

(p) The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing.

The Manager shall not be in default of any duty under this Section 8.02 if its failure to perform results from the failure of the non-managing Participant to perform acts or to contribute amounts required of it by this Agreement.

     8.03 Standard of Care. The Manager shall conduct all Operations in a good, workmanlike, and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with the terms and provisions of leases, licenses, permits, contracts, and other agreements pertaining to Assets. Except as otherwise provided by law, the Manager shall not be liable to the non-managing Participant for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Manager's willful misconduct or gross negligence.

     8.04 Resignation; Deemed Offer To Resign. The Manager may resign upon 90 days' prior notice to the other Participant, in which case the other Participant may elect to become the new Manager by notice to the resigning Participant within 30 days after the notice of resignation. If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant, if at all, within

AGREEMENT-Page 26

30 days following such deemed offer:

(a) The Participating Interest of the Manager becomes less than 50%; or

(b) The Manager fails to perform a material obligation imposed upon it under this Agreement and such failure continues for a period of 60 days after notice from the other Participant demanding performance; or

(c) The Manager fails to pay or contest in good faith its bills within 60 days after they are due; or

(d) A receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official for a substantial part of the Manager's assets is appointed and such appointment is neither made ineffective nor discharged within 60 days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager; or

(e) The Manager (1) commences a voluntary case under any applicable bankruptcy, insolvency, or similar law now or hereafter in effect, (2) consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or other similar official of any substantial part of its assets, (3) makes a general assignment for the benefit of creditors, (4) fails generally to pay its or Venture debts as such debts become due, or (5) takes corporate or other action in furtherance of any of the foregoing; or

(f) Entry is made against the Manager of a judgment, decree, or order for relief affecting a substantial part of its assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency, or other similar law of any jurisdiction now or hereafter in effect.

     8.05 Payments To Manager. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with the Accounting Procedure.

     8.06 Transactions With Affiliates. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case with unrelated persons in arm's-length transactions.

     8.07 Activities During Deadlock. If the Management Committee for any reason fails to adopt a Program and Budget, subject to the contrary direction of the Management Committee and to the receipt of necessary funds, the Manager shall continue Operations at levels comparable with the last adopted Program and Budget. For purposes of determining

AGREEMENT-Page 27

the required contributions of the Participants and their respective Participating Interests, the last adopted Program and Budget shall be deemed extended.

ARTICLE 9

PROGRAMS AND BUDGETS

     9.01 Operations Pursuant To Programs and Budgets. Except as otherwise provided in Section 9.02, Section 9.08, and Article 13, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to approved Programs and Budgets.

     9.02 Operations While FGMI Is Making Its Initial Contribution. Until FGMI has fulfilled its Initial Contribution, FGMI shall have the sole right to determine the nature, timing, scope, extent, and method of all Operations without any obligation to hold meetings of the Management Committee, to prepare Programs and Budgets for review, comment or approval by TERYL, or to obtain the approval or consent of TERYL or the Management Committee. In conducting such Operations, FGMI shall be entitled, but shall not be obligated, to exercise any of the applicable powers of the Manager in Section 8.02, except that until FGMI has completed its Initial Contribution it shall not be entitled or required to perform the activities described in Section 8.02(g) or Section 8.02(i) that would otherwise require consent of the Management Committee or TERYL. Prior to completion of its Initial Contribution, FGMI, in lieu of any reporting requirements under this Agreement, shall do the following:

(i)	on a calendar quarter basis, keep TERYL generally informed concerning all material Operations and other material activities affecting the Area of Interest or Properties;

(ii)

within two (2) months after the last day of each calendar year, furnish to TERYL a reasonably detailed written report of all Operations conducted on or for the benefit of the Area of Interest or the Properties during said calendar year;

(iii)

make available for inspection and copying by TERYL all factual and interpretive reports, studies, and analyses concerning the Area of Interest or Properties, and make all core and other samples available for inspection by TERYL;

(iv)	on or before a date three (3) months after the last day of each calendar year submit to TERYL a statement of Qualifying Expenses incurred during the preceding calendar year.

FGMI makes no representation or warranty, express or implied, as to the accuracy or

AGREEMENT-Page 28

completeness of the data and information provided to TERYL in accordance with (i) through (iii) above.

     9.03 Presentation of Programs and Budgets. Proposed Programs and Budgets shall be prepared by the Manager for a period of one year or any longer period. Each adopted Program and Budget, regardless of length, shall be reviewed at least once a year at the annual meeting of the Management Committee. During the period encompassed by any Program and Budget, and at least two months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Participants. Each such proposed Program and Budget shall be in a form and degree of detail customary in the industry.

     9.04 Review and Approval of Proposed Programs and Budgets. Within 30 days after submission of a proposed Program and Budget, each Participant shall submit to the Management Committee:

(a) notice that the Participant approves the proposed Program and Budget; or

(b) proposed modifications of the proposed Program and Budget; or

(c) notice that the Participant rejects the proposed Program and Budget.

If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by the Participant of the Manager's proposed Program and Budget. If a Participant makes a timely submission to the Management Committee pursuant to Section 9.04(b) or Section 9.04(c), then the Management Committee shall seek to develop a Program and Budget acceptable to the Participants.

     9.05 Election To Participate. By notice to the Management Committee within 20 days after the final vote adopting a Program and Budget, a Participant may elect to contribute to such Program and Budget in some lesser amount than the percentage reflected by its Participating Interest, or not at all, in which cases its Participating Interest shall be recalculated as provided in Article 6. If a Participant fails to so notify the Management Committee, the Participant shall be deemed to have elected to contribute to such Program and Budget in proportion to its Participating Interest as of the beginning of the period covered by the Program and Budget.

     9.06 Deadlock on Proposed Programs and Budgets. If the Participants, acting through the Management Committee, fail to adopt a Program and Budget by the beginning of the period to which the proposed Program and Budget applies, the provisions of Sections 8.07 and 12.02 shall apply.

     9.07 Budget Overruns; Program Changes. The Manager shall immediately notify

AGREEMENT-Page 29

the Management Committee of any material departure from an adopted Program and Budget. If the Manager exceeds an adopted Budget by more than 10%, then the excess over 10%, unless directly caused by an emergency or unexpected expenditure made pursuant to Section 9.08 or unless otherwise authorized by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests. Budget overruns of 10% or less shall be borne by the Participants in proportion to their respective Participating Interests as of the time the overrun occurs.

     9.08 Emergency or Unexpected Expenditures. In case of emergency, the Manager may take any reasonable action it deems necessary to protect life, limb, or property, to protect the Assets, or to comply with law or government regulation. The Manager may also make reasonable expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care. The Manager shall promptly notify the Participants of the emergency or unexpected expenditure, and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests at the time the emergency or unexpected expenditures are incurred.

ARTICLE 10

ACCOUNTS AND SETTLEMENTS

     10.01 Monthly Statements. The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Joint Account during the preceding month.

     10.02 Cash Calls. On the basis of the adopted Program and Budget, the Manager shall submit to each Participant prior to the last day of each month, a billing for estimated cash requirements for the next month. Within 10 days after receipt of each billing, each Participant shall advance to the Manager its proportionate share of the estimated amount. Time is of the essence of the payment of such billings. The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to 30 days. All funds in excess of immediate cash requirements shall be invested in interest-bearing accounts with a bank designated by the Management Committee, for the benefit of the Joint Account.

     10.03 Failure To Meet Cash Calls. A Participant that fails to meet a cash call in the amount and at the time specified in Section 10.02 shall be in default, and the amount of the defaulted cash call shall bear interest from the date due at an annual rate equal to five percentage points over the Prime Rate, but in no event shall said rate of interest exceed the maximum permitted by law. The non-defaulting Participant shall have those rights, remedies, and elections specified in Section 6.04

     10.04 Audits. Upon request made by any Participant within 24 months following

AGREEMENT-Page 30

the end of any calendar year (or, if the Management Committee has adopted an accounting period other than the calendar year, within 24 months after the end of such period), the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period). All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than 3 months after receipt of the audit report. Failure to make any such exception or claim within the 3-month period shall mean the audit is correct and binding upon the Participants. The audits shall be conducted by a firm of certified public accountants selected by the Manager, unless otherwise agreed by the Management Committee.

ARTICLE 11

DISPOSITION OF PRODUCTION

     11.01 Taking In Kind. Each Participant shall take in kind or separately dispose of its share of all Products in accordance with its Participating Interest. Any extra expenditure incurred in the taking in kind or separate disposition by any Participant of its proportionate share of Products shall be borne by such Participant. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products of any parties other than the Participants at any processing facilities constructed by the Participants pursuant to this Agreement. The Manager shall give the Participants notice at least 10 days in advance of the delivery date upon which their respective shares of Products will be available.

     11.02 Failure of Participant To Take In Kind. If a Participant fails to take in kind, the Manager shall have the right, but not the obligation, for a period of time consistent with the minimum needs of the industry, but not to exceed one year, to purchase the Participant's share for its own account or to sell such share as agent for the Participant at not less than the prevailing market price in the area. Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is purchasing or selling a Participant's share of production, the Participant may elect by notice to the Manager to take in kind. The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

ARTICLE 12

WITHDRAWAL AND TERMINATION

     12.01 Termination by Expiration or Agreement. This Agreement shall terminate as expressly provided in this Agreement, unless earlier terminated by written agreement.

     12.02 Termination by Deadlock. If the Management Committee fails to adopt a

AGREEMENT-Page 31

Program and Budget for 12 months after the expiration of the latest adopted Program and Budget, either Participant may elect to terminate this Agreement by giving notice of termination to the other Participant.

     12.03 Withdrawal. A Participant may elect to withdraw as a Participant from this Agreement by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program and Budget or at least 30 days after the date of the notice. Upon such withdrawal, this Agreement shall terminate, and the withdrawing Participant shall be deemed to have transferred to the remaining Participant, without cost and free and clear of royalties, liens, or other encumbrances arising by, through or under such withdrawing Participant, except those exceptions to title described in Part 1 of Exhibit A and those to which both Participants have given their written consent after the date of this Agreement, all of its Participating Interest in the Assets and in this Agreement. Any withdrawal under this Section 12.03 shall not relieve the withdrawing Participant of its share of liabilities to third persons (whether such liabilities accrue before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this Section 12.03, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time such liability was incurred.

     12.04 Continuing Obligations. On termination of this Agreement under Section 12.01 or Section 12.02, the Participants shall remain liable for continuing obligations hereunder until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement.

     12.05 Disposition of Assets on Termination. Promptly after termination under Section 12.01 or Section 12.02, the Manager shall take all action necessary to wind up the activities of the Venture, and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture. In accordance with Exhibit C, any Participant that has a negative Capital Account balance when the Venture is terminated for any reason shall contribute to the Assets of the Venture an amount sufficient to raise such balance to zero. The Assets shall first be paid, applied, or distributed in satisfaction of all liabilities of the Venture to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants. Before distributing any funds or Assets to Participants, the Manager shall have the right to segregate amounts which, in the Manager's reasonable judgment, are necessary to discharge continuing obligations or to purchase, for the account of Participants, bonds or other securities for the performance of such obligations. The foregoing shall not be construed to include the repayment of any Participant's capital contributions or Capital Account balance. Thereafter, any remaining cash and all other Assets shall be distributed (in undivided interests unless otherwise agreed) to the Participants, first in the ratio and to the extent of their respective Capital Accounts and then in proportion to their respective Participating Interests, subject to any dilution, reduction, or termination of such Participating Interests as may have occurred pursuant to the terms of this Agreement. No Participant shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant's Participating Interest therein has been

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terminated pursuant to this Agreement.

     12.06 Non-Compete Covenants. A Participant that withdraws pursuant to Section 12.03, or is deemed to have withdrawn pursuant to Section 5.02 or Section 6.05, and all Affiliates of such a withdrawing Participant, shall not directly or indirectly acquire any interest in property within the Area of Interest for 12 months after the effective date of withdrawal. If a withdrawing Participant, or an Affiliate of a withdrawing Participant, breaches this Section 12.06, such Participant or Affiliate shall be obligated to offer to convey to the non-withdrawing Participant, without cost, any such property or interest so acquired. Such offer shall be made in writing and can be accepted by the non-withdrawing Participant at any time within 45 days after it is received by such non-withdrawing Participant.

     12.07 Right To Data After Termination. After termination of this Agreement pursuant to Section 12.01 or Section 12.02, each Participant shall be entitled to copies of all information acquired hereunder before the effective date of termination not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or any withdrawal.

     12.08 Continuing Authority. On termination of this Agreement under Section 12.01 or Section 12.02 or the deemed withdrawal of a Participant pursuant to Section 5.02, Section 6.04(b)(2), or Section 6.05 or the withdrawal of a Participant pursuant to Section 12.03, the Manager shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to (a) wind up Operations and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Venture, mortgage Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

ARTICLE 13

ACQUISITIONS WITHIN AREA OF INTEREST

     13.01 General. Any interest or right to acquire any interest in real property within the Area of Interest acquired during the term of this Agreement by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this Agreement.

     13.02 Notice To Nonacquiring Participant. Within 30 days after the acquisition of any interest or the right to acquire any interest in real property wholly or partially within the

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Area of Interest (except real property acquired by the Manager pursuant to a Program), the acquiring Participant shall notify the other Participant of such acquisition. The acquiring Participant's notice shall describe in detail the acquisition, the lands and minerals covered thereby, the cost thereof, and the reasons why the acquiring Participant believes that the acquisition of the interest is in the best interests of the Participants under this Agreement. In addition to such notice, the acquiring Participant shall make any and all information concerning the acquired interest or right available for inspection by the other Participant.

     13.03 Option Exercised. If, within 30 days after receiving the acquiring Participant's notice, the other Participant notifies the acquiring Participant of its election to accept a proportionate interest in the acquired interest equal to its Participating Interest, the acquiring Participant shall convey to the other Participant, by special warranty deed, such a proportionate undivided interest therein. The acquired interest shall become a part of the Properties for all purposes of this Agreement immediately upon the notice of such other Participant's election to accept the proportionate interest therein. Such other Participant shall promptly pay to the acquiring Participant its proportionate share of the latter's actual out-of-pocket acquisition costs.

     13.04 Option Not Exercised. If the other Participant does not give such notice within the 30-day period set forth in Section 13.03, it shall have no interest in the acquired interest, and the acquired interest shall not be a part of the Properties or be subject to this Agreement.

ARTICLE 14

ABANDONMENT AND SURRENDER OF PROPERTIES

     14.01 Surrender or Abandonment of Property. The Management Committee may authorize the Manager to surrender or abandon part or all of the Properties. If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall assign to the objecting Participant, by special warranty deed and without cost to the surrendering Participant, all of the surrendering Participant's interest in the property to be abandoned or surrendered, and the abandoned or surrendered property shall cease to be part of the Properties.

     14.02 Reacquisition. If any Properties are abandoned or surrendered under the provisions of this Article 14, then, unless this Agreement is earlier terminated, neither Participant nor any Affiliate thereof shall acquire any interest in such Properties or a right to acquire such Properties for a period of two years following the date of such abandonment or surrender. If a Participant or an Affiliate thereof reacquires any Properties in violation of this Section 14.02, the other Participant may elect by notice to the reacquiring Participant or Affiliate within 45 days after it has actual notice of such reacquisition, to have such properties made subject to the terms of this Agreement. In the event such an election is

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made, the reacquired properties shall thereafter be treated as Properties, and the costs of reacquisition shall be borne solely by the reacquiring Participant and shall not be included for purposes of calculating the Participants' respective Participating Interests.

ARTICLE 15

TRANSFER OF INTEREST

     15.01 General. A Participant shall have the right to Transfer to any third party all or any part of its interest in or to this Agreement, its Participating Interest, or the Assets solely as provided in this Article 15.

     15.02 Limitations on Free Transferability. The right of a Participant to Transfer to any third party all or any part of its interest in or to this Agreement, its Participating Interest, or the Assets as provided in this Article 15 shall be subject to the following terms and conditions:

(a) No transferee of all or any part of the interest of a Participant in this Agreement, any Participating Interest, or the Assets shall have the rights of a Participant unless and until (1) the transferring Participant has provided to the other Participant notice of the Transfer and (2) except as provided in Section 15.02(g) and Section 15.02(h), the transferee, as of the effective date of this Transfer, has committed in writing to be bound by this Agreement to the same extent as the transferring Participant;

(b) No Participant, without the consent of the other Participant, shall make a Transfer which shall cause termination of the tax partnership established by the provisions of Section 4.02;

(c) No Transfer permitted by this Article 15 shall relieve the transferring Participant of its share of any liability, whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer;

(d) As provided in Exhibit C, Article 4, the transferring Participant and the transferee shall bear all tax consequences of the Transfer;

(e) In the event of a Transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant;

(f) No Participant shall Transfer any interest in this Agreement or the Assets except by Transfer of part or all of its Participating Interest;

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(g) If the Transfer is the grant of a security interest by deed of trust, mortgage, pledge, lien, or other encumbrance of any interest in this Agreement, any Participating Interest, or the Assets to secure a loan or other indebtedness of a Participant in a bona fide transaction, such security interest shall be subordinate to the terms of this Agreement and the rights and interests of the other Participant hereunder. Upon any foreclosure or other enforcement of rights in the security interest the acquiring third party shall be deemed to have assumed the position of the encumbering Participant with respect to this Agreement and the other Participant, and it shall comply with and be bound by the terms and conditions of this Agreement.

(h) If a sale or other commitment or disposition of Products or proceeds from the sale of Products by a Participant upon distribution to it pursuant to Article 11 creates in a third party a security interest in Products or proceeds therefrom prior to such distribution, such sales, commitment, or disposition shall be subject to the terms and conditions of this Agreement; and

(i) If, contrary to Section 15.02(b), a Transfer is made which causes termination of the tax partnership established by Section 4.02, the transferring Participant shall indemnify, defend, and hold harmless the other Participant from and against any and all loss, cost, expense, or damage arising from such termination.

(j) Only United States currency shall be used for Transfers for consideration.

     15.03 Preemptive Right. Except as otherwise provided in Section 15.04, if a Participant desires to Transfer all or any part of its interest in this Agreement, any Participating Interest, or the Assets, the other Participant shall have a preemptive right to acquire such interests as provided in this Section 15.03.

(a) A Participant intending to Transfer all or any part of its interest in this Agreement, any Participating Interest, or the Assets shall promptly notify the other Participant of its intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the offer or contract for sale. The other Participant shall have 30 days from the date such notice is delivered to notify the transferring Participant whether it elects to acquire the offered interest at the same price and on the same terms and conditions as set forth in the notice. If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to the transferring Participant.

(b) If the other Participant fails to so elect within the period provided for in Section 15.03(a), the transferring Participant shall have 120 days following

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the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable than those offered by the transferring Participant to the other Participant in the notice required in Section 15.03(a) .

(c) If the transferring Participant fails to consummate the Transfer to a third party within the period set forth in Section 15.03(b), the preemptive right of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Section 15.03

     15.04 Exceptions To Preemptive Right. Section 15.03 shall not apply to the following:

(a) Transfer by a Participant of all or any part of its interest in this Agreement, any Participating Interest, or the Assets to an Affiliate;

(b) incorporation of a Participant, or corporate merger, consolidation, amalgamation, or reorganization of a Participant by which the surviving entity shall possess substantially all of the stock, or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant;

(c) the grant by a Participant of a security interest in any interest in this Agreement, any Participating Interest, or the Assets by deed of trust, mortgage, pledge, lien, or other encumbrance; or

(d) a sale or other commitment or disposition of Products or proceeds from sale of Products by a Participant upon distribution to it pursuant to Article 11.

ARTICLE 16

DISPUTES

     All disputes arising under or in connection with this Agreement which cannot be resolved by agreement between the parties shall be resolved in accordance with applicable law.

ARTICLE 17

CONFIDENTIALITY

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     17.01 General. The financial terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the Participants and, except as provided in Section 17.02, shall not be disclosed to any third party or the public without the prior written consent of the other Participant, which consent shall not be unreasonably withheld.

     17.02 Exceptions. The consent required by Section 17.01 shall not apply to a disclosure:

(a) to an Affiliate, consultant, contractor, or subcontractor that has a bona fide need to be informed;

(b) to any third party to whom the disclosing Participant contemplates a Transfer of all or any part of its interest in or to this Agreement, its Participating Interest, or the Assets; or

(c) to a governmental agency or to the public which the disclosing Participant believes in good faith is required by pertinent law or regulation or the rules of any stock exchange.

In any case to which this Section 17.02 is applicable, the disclosing Participant shall give notice to the other Participant of the information to be disclosed at least ten (10) days—or, in the case of press releases or other disclosures pursuant to Section 17.02(c) above, two (2) days (i.e., 48 hours)—prior to the making of the disclosure, and the disclosing Participant shall disclose (i) in connection with disclosures under Section 17.02(a) or 17.02(b) above, only such confidential information as the recipient has a legitimate need to know or (ii) in connection with disclosures under Section 17.02(c) above, only such confidential information as the disclosing Participant is required to disclose. In addition, in connection with any disclosure made under Section 17.02(a) or 17.02(b) above, the recipient shall first agree in writing to hold all such information confidential in accordance with this Section 17, and in connection with any disclosures in the form of press releases issued under Section 17.02(c) above, the disclosing Participant must first obtain the other Participant 's consent to the form and content of the disclosure (which consent may not be unreasonably withheld).

     17.03 Duration of Confidentiality. The provisions of this Article 17 shall apply during the term of this Agreement and for two years following expiration of this Agreement or termination of this Agreement pursuant to Section 12.01 or Section 12.02, and shall continue to apply to any Participant that withdraws, that is deemed to have withdrawn, or that Transfers its Participating Interest, for two years following the date of such occurrence.

AGREEMENT-Page 38

ARTICLE 18

GENERAL PROVISIONS

     18.01 Notices. All notices, payments and other required communications ("Notices") to the Participants shall be in writing, and shall be addressed respectively as follows:

FAIRBANKS GOLD MINING, INC.
Attention:	Steve Lang
#1 Fort Knox Road (99712)
P.O. Box 73726
Fairbanks, Alaska 99707-3726
Telephone:	907-488-4653
Fax:	907-490-2290

TERYL, INC.
10751 Shellbridge Way, Suite 185
Richmond, British Columbia V6X 2W8
Telephone:	604-278-5996
Fax:	604-278-3409

All Notices shall be given (a) by personal delivery to the Participant, (b) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested, or (c) by registered or certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered (a) if by personal delivery, on the date of delivery if delivered during normal business hours or on the next business day following delivery if not delivered during normal business hours, (b) if by electronic communication, on the next business day following the day of receipt (said day of receipt being the day of receipt at the office of the recipient) of the electronic communication, and (c) if solely by mail, on the next business day after actual receipt. A Participant may change its address by Notice to the other Participant.

     18.02 U.S. Currency. All references to dollars ($) in this Lease refer to United States currency.

     18.03 Waiver. The failure of a Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Participant's right thereafter to enforce any provision or exercise any right.

     18.04 Force Majeure. Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond

AGREEMENT-Page 39

its reasonable control, including but not limited to the following: acts of God; laws, regulations, orders, proclamations, instructions, or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit, or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective, violation of federal, state, or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection, or rebellion; labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); earthquake, sink holes, explosion, fire, storm, flood, drought, or other adverse physical condition; delay or failure by suppliers or transporters of materials, parts, supplies, services, or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities, or services; accidents; breakdown of equipment, machinery, or facilities; or any other cause whether similar to dissimilar to the foregoing. The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Participant shall resume performance as soon as reasonably possible. During the period of suspension the obligations of the Participants to advance funds pursuant to Section 10.02 shall be reduced to levels consistent with Operations.

     18.05 Governing Law. This Agreement shall be interpreted, construed, and enforced in accordance with, and otherwise governed in all respects by, the laws of the State of Alaska.

     18.06 Rule Against Perpetuities. Any right or option to acquire any interest in real or personal property under this Agreement must be exercised, if at all, so as to vest such interest in the acquirer within 89 years after the effective date of this Agreement.

     18.07 Further Assurances. Each of the Participants agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

     18.08 Survival of Terms and Conditions. The following Sections shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Participant in whose favor they run: Sections 2.02, 2.05, 4.05, 6.04, 6.06, 10.03, 12.03, 12.04, 12.05, 12.06, 12.07 and 12.08.

     18.09 Entire Agreement; Modification; Successors and Assigns. This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof. No modification of this Agreement shall be valid unless made in writing and duly executed by the Participants. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants. In the event of any conflict

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between this Agreement and any Exhibit attached hereto, the terms of this Agreement shall be controlling.

     18.10 Memorandum. Simultaneous with the execution of this Agreement, the Participants shall execute, acknowledge, and deliver to the Manager for recording and filing in the appropriate recording districts and Uniform Commercial Code filing offices a memorandum agreement in the form of Exhibit G and such Financing Statements (to which a copies of said memorandum agreement shall be attached) as may be necessary to provide constructive notice of this Agreement and the rights of the Participants hereunder. The Manager shall record and file in the proper recording districts and Uniform Commercial Code filing offices all such documents delivered to it by the Participants. This Agreement shall not be recorded.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FAIRBANKS GOLD MINING, INC.,

By:	/s/ Steve Lang
Its:	Vice President

TERYL, INC.

By:	/s/ John Robertson
President

AGREEMENT-Page 41

STATE OF ALASKA	)
	)	ss.
FOURTH JUDICIAL DISTRICT	)

     THIS IS TO CERTIFY that on the 28th day of September, 1999, at Fairbanks, Alaska, the foregoing instrument was acknowledged before me by (name) STEVE LANG , (title) Vice President of FAIRBANKS GOLD MINING, INC., a Delaware corporation, on behalf of the corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.

Notary Public for Alaska	/s/ Nicole Thibodeau
My commission expires	9/3/03

PROVINCE OF BRITISH COLUMBIA	)
	)	ss.
COUNTY OF VANCOUVER	)

THIS IS TO CERTIFY that on the 24TH day of September , 1999, at Richmond , British Columbia, the foregoing instrument was acknowledged before me by (name) John Robertson , (title) President of TERYL, INC., a Delaware corporation, on behalf of the corporation.

GIVEN UNDER MY HAND and official seal the day and year last above written.

/s/ Douglas B. Graves
Notary Public for British Columbia
My commission expires at the pleasure
of Her Majesty The Queen

Douglas B. Graves
Barrister and Solicitor
#317 – 8055 Anderson Road
Richmond, BC V6Y 1S2
276-0069

AGREEMENT-Page 42